Great Lakes Aviation, Ltd.

1022 Airport Parkway

Cheyenne, WY 82001

VIA EDGAR	January 11, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nolan McWilliams

Re:	Great Lakes Aviation, Ltd.

Request to Withdraw Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-159256) (filed Sept. 7, 2011)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Great Lakes Aviation, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1, File No. 333-159256 (the “Registration Statement”).

The Company is requesting withdrawal of the Amendment as it is no longer contractually obligated to maintain the Registration Statement. The Company has filed a Post-Effective Amendment No. 4 to the Registration Statement to terminate the effectiveness of such Registration Statement and to deregister all of the securities of the Registrant remaining unsold under such Registration Statement. The Company confirms that the Amendment has not been declared effective by the Commission and no securities were sold in connection with the offering.

If you require any additional information or have any questions, please contact the Company’s legal cousnsel, Joseph T. Kinning, at (612) 977-8533.

Sincerely,

/s/ Michael O. Matthews
Michael O. Matthews
Chief Financial Officer

cc:	Joseph T. Kinning, Esq.